UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Prospect Floating Rate and Alternative Income Fund, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $ 0.001 per share
__________________________________________________________________________________
(Title of Class of Securities)

89678V 105
__________________________________________________________________________________
(CUSIP Number)

John F. Barry III
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL
212-448-1858
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2024
__________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678V 105
1. Name of Reporting Person
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
2,074,688.7967

8. Shared Voting Power
0

9. Sole Dispositive Power
2,074,688.7967

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,074,688.7967
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
46.2%
14. Type of Reporting Person
OO

CUSIP No. 89678V 105
1. Name of Reporting Person
John and Daria Barry Foundation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
2,074,688.7967

8. Shared Voting Power
0

9. Sole Dispositive Power
2,074,688.7967

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,074,688.7967
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
46.2%
14. Type of Reporting Person
OO

Item 1.        Security and Issuer

This statement relates to the common stock, par value $ 0.001 per share (the “Common Stock”) of Prospect Floating Rate and Alternative Income Fund, Inc. (“PFLOAT”). PFLOAT's executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016.

Item 2.        Identity and Background

(a-c), (f)    This statement is filed by John F. Barry III, a United States citizen, and the John and Daria Barry Foundation, a charitable trust organized under the laws of Florida (the Foundation, and together, the “Reporting Persons”). Prospect Capital Management, L.P. (“PCM”), a Delaware Limited Partnership, an investment adviser controlled by Mr. Barry, is the investment adviser to PFLOAT. The Foundation is a 501(c)(3) charitable foundation. Mr. Barry has sole voting and dispositive power over shares held through the Foundation. The principal business address of each of the Reporting Persons is 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida 33401.

(d)    Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

PCM initially purchased the Common Stock reported herein as beneficially owned for $10,000,000. The source of the funds was PCM's working capital. PCM donated these shares to the Foundation on February 22, 2024.

Item 4.         Purpose of Transaction

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes, subject to the following. The Reporting Persons intend to review the investment in the Common Stock on an ongoing basis and may in the future acquire additional Common Stock or dispose of some or all of the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, including through additional purchases directly from the Issuer, dividend reinvestments, sales through Issuer tender offers or otherwise.

The Reporting Persons, including through PCM, may take other actions, including communicating with the board of directors of PFLOAT (the “Board”), members of management or other security-holders of PFLOAT, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction involving PFLOAT, business combinations involving PFLOAT, a sale or transfer of a material amount of assets of PFLOAT, material asset purchases, the formation of joint ventures with PFLOAT or the entry into other material projects, changes in the present business, operations, strategy, future plans or prospects of PFLOAT, financial or governance matters, changes to the Board (including board composition) or management of PFLOAT, acting as a participant in debt financings of PFLOAT, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of PFLOAT, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons have no present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in PFLOAT, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer

(a-b)     The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 4,492,621 shares of Common Stock outstanding as of February 22, 2024, as reported by the Issuer. As of the date hereof, the Foundation directly holds 2,074,688.7967 shares of Common Stock. Mr. Barry has sole voting and dispositive power over the shares held by the Foundation.

(c)     The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons, including through PCM, during the past sixty days.

Date of Transaction	Account	Amount of Securities	Weighted Average Price per Share	Type
02/22/2024*	PCM	2,074,688.7967	$4.82	Purchase
02/22/2024	Foundation	2,074,688.7967	$0.00	Gift

* On February 22, 2024, the Issuer determined that PCM purchased 2,074,688.7967 shares of Common Stock effective as of February 1, 2024, upon the Issuer’s determination of its net asset value as of January 31, 2024.

(d)     N/A.
(e)     N/A.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer

PCM and the Issuer have entered into the First Amended and Restated Investment Advisory Agreement, dated as of November 5, 2021 (the “Advisory Agreement”). Pursuant to the terms of the Investment Advisory Agreement, PCM serves as the Issuer’s investment adviser. Under the terms of the Advisory Agreement, the Issuer pays PCM investment advisory fees, which consist of an annual base management fee based on Issuer gross assets as well as a two-part incentive fee based on Issuer performance. The description of the Advisory Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.        Material To Be Filed As Exhibits.

Exhibit 1    Joint Filing Agreement

Exhibit 2    Advisory Agreement (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2021 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024

By:    /s/ John F. Barry III
Name:    John F. Barry III

JOHN AND DARIA BARRY FOUNDATION
By:    /s/ John F. Barry III
Name:    John F. Barry III
Title:     Trustee